Filed Pursuant to Rule 433

Registration Nos. 333-279510 and 333-279510-01

Issuer Free Writing Prospectus dated September 16, 2024

Relating to Preliminary Prospectus Supplement dated September 16, 2024

PRICING TERM SHEET

LABORATORY CORPORATION OF AMERICA HOLDINGS

Fully and unconditionally guaranteed by Labcorp Holdings Inc.

September 16, 2024

$2,000,000,000

$650,000,000 4.350% Senior Notes due 2030

$500,000,000 4.550% Senior Notes due 2032

$850,000,000 4.800% Senior Notes due 2034

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement dated September 16, 2024.

Issuer:	Laboratory Corporation of America Holdings

Guarantor:	Labcorp Holdings Inc.

Expected Ratings (Moody’s/S&P):*	Baa2 (positive) / BBB (stable)

Trade Date:	September 16, 2024

Expected Settlement Date:	September 23, 2024 (T+5)

Security:	4.350% Notes due 2030 (the “2030 Notes”)	4.550% Notes due 2032 (the “2032 Notes”)	4.800% Notes due 2034 (the “2034 Notes”)

Principal Amount:	$650,000,000	$500,000,000	$850,000,000

Maturity Date:	April 1, 2030	April 1, 2032	October 1, 2034

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2025	April 1 and October 1, commencing April 1, 2025	April 1 and October 1, commencing April 1, 2025

Coupon:	4.350%	4.550%	4.800%

Price to Public:	99.931% of the principal amount, plus accrued interest, if any from September 23, 2024	99.608% of the principal amount, plus accrued interest, if any from September 23, 2024	99.755% of the principal amount, plus accrued interest, if any from September 23, 2024

Net Proceeds to Issuer (before expenses):	$645,651,500	$494,915,000	$842,392,500

Benchmark Treasury:	3.625% due August 31, 2029	3.750% due August 31, 2031	3.875% due August 15, 2034

Benchmark Treasury Price /Yield:	100-30+ / 3.414%	101-14+ / 3.512%	102-00+ / 3.631%

Spread to Benchmark Treasury:	+95 basis points	+110 basis points	+120 basis points

Yield to Maturity:	4.364%	4.612%	4.831%

Optional Redemption:

Make-whole call:	At any time prior to March 1, 2030 (one month prior to the maturity date), at a discount rate of Treasury plus 15 basis points	At any time prior to February 1, 2032 (two months prior to the maturity date), at a discount rate of Treasury plus 20 basis points	At any time prior to July 1, 2034 (three months prior to the maturity date), at a discount rate of Treasury plus 20 basis points

Par call:	On or after March 1, 2030, at 100%	On or after February 1, 2032, at 100%	On or after July 1, 2034, at 100%

CUSIP/ISIN:	50540RAZ5 / US50540RAZ55	50540RBA9 / US50540RBA95	50540RBB7 / US50540RBB78

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Book-Running Managers:	Goldman Sachs & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the Notes will be made against payment therefor on or about the expected settlement date specified above, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade their Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors of Notes who wish to trade their Notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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